51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
May 17, 2022
Item 3   News Release
The news release dated May 17, 2022 was disseminated through Stockwatch and Market News.
Item 4   Summary of Material Change
The Company provided a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).
On May 3, 2022, the Company announced (the “Default Announcement”) that it made an application to the British Columbia Securities Commission (the “BCSC”) to approve a temporary management cease trade order (“MCTO”) on the basis that it would be unable to file its annual financial statements, accompanying management’s discussion and analysis and required certifications for the year ended December 31, 2021 (the “Annual Filings”) on or before the prescribed filing deadline of May 2, 2022 as required by National Instrument 51-102, Continuous Disclosure Obligations and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively. The application was approved by the BCSC on May 2, 2022 and the MCTO was issued by the BCSC on May 3, 2022. The MCTO prohibits trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The MCTO requires the Annual Filings to be filed on or before June 30, 2022.  The Company anticipates that the Annual Filings will be filed on or before June 15, 2022.
There have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed under NP 12-203.
The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Annual Filings have been filed. The Company confirms it will continue to satisfy the provisions of the alternative information guidelines set out in Sections 9 and 10 of NP 12-203 so long as it remains in default of the requirement to file the Annual Filings.

Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:             Lee Buckler, CEO and President
Telephone:         604.248.8693
Item 9   Date of Report
May 17, 2022